Exhibit (a)(3)

February 12, 2018

RE: Liquidation Opportunity for American Realty Capital New York City REIT, Inc.

Dear Shareholder,

Congratulations! Now you can sell your shares of common stock of American Realty Capital New York City REIT, Inc. (the “REIT”) for $16.02 per share in cash. Comrit Investments 1, LP (the “Purchaser”) is offering to pay you cash by purchasing up to 1,600,000 shares of the REIT’s common stock. But this offer expires on March 20, 2018, so you must act soon.

In response to the Purchaser’s original offer on January 29, 2018, the REIT commenced its own tender offer to purchase up to 1,935,484  shares for a price of $15.50 per share. This offer exceeds the REIT’s tender offer price. Outside of the REIT’s offer, the REIT has stated publicly that there are very few liquidity opportunities available for your investment. Specifically, the REIT’s public filings say:

•                  Our stockholders are limited in their ability to sell their shares pursuant to our share repurchase program and may have to hold their shares for an indefinite period of time. Subject to certain conditions, only repurchase requests made following the death or qualifying disability of stockholders that purchased shares of the REIT’s common stock or received their shares from the REIT (directly or indirectly) through one or more non-cash transactions will be considered for repurchase.

•                  We do not expect to generate sufficient cash flow from operations in 2017 to fund distributions at our current level. There can be no assurance that additional liquidity will be available to us on favorable terms, or at all, in sufficient amounts to maintain distributions at our current levels. There can be no assurance we will be able to continue paying cash distributions at our current level or at all.

•                  No public market currently exists, or may ever exist, for shares of our common stock and our shares are, and may continue to be, illiquid.

This offer will:

•                  Allow you to take advantage of this opportunity to receive cash for your investment.  The $16.02 per share offer is net of any fees or costs.

•                  Eliminate the uncertainty of holding shares that currently have no liquid trading market.

•                  Provide you with more control over your investments and your money today.

The Purchaser is not affiliated with the REIT or its management. The Purchaser currently holds approximately 45,202 shares, or less than 0.15%, of the outstanding common stock of the REIT.

If you are interested in this opportunity, please carefully review the included summary offer sheet and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The full Amended Offer to Purchase and other related documents are available for review in the REIT’s filings on the SEC’s website at www.sec.gov.

Following the expiration of this offer on March 20, 2018, we intend to mail your check within three business days after we receive confirmation that the shares have been transferred to us.

If you choose to sell your shares to the Purchaser, please complete the enclosed Assignment Form and return it as soon as possible.

If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,

Comrit Investments 1, LP

By:	Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer